Exhibit 21.1

Subsidiaries of Zanett, Inc.

The following lists all consolidated subsidiaries of Zanett, Inc. as of December 31, 2010.

Name of Subsidiary	State of Incorporation/Formation
Zanett Commercial Solutions, Inc.	Delaware
Data Road, Inc.*	Florida
Zanett DBA Group, Inc.*	Delaware
Zanett Commercial Solutions Philippines, Inc.*	Philippines

* Wholly−owned subsidiary of Zanett Commercial Solutions, Inc.